

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 4, 2015

Sean A. McCarthy, D.Phil.
President and Chief Executive Officer
CytomX Therapeutics, Inc.
343 Oyster Point Blvd., Suite 100
South San Francisco, CA 94080

      Re: CytomX Therapeutics, Inc.
             Registration Statement on Form S-1
             Filed August 28, 2015
             File No. 333-206658

Dear Mr. McCarthy:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2015 letter.

      <u>The Offering, page 8</u>

1. Please update the common stock outstanding after the offering calculation based on the most recent practicable date.

<u>Use of Proceeds, page 51</u>

2. We reissue prior comment 3. We continue to note the broad discretion to change the use of proceeds in the future as discussed in this section and the risk factor on page 44. Please revise to clearly address the contingencies discussed with specificity and the alternatives. See Instruction 7 to Item 504 of Regulation S-K.

Employees, page 117

3. We reissue prior comment 7. Your disclosure should address all employees, not just full time employees. Please revise. See Item 101(c)(xiii) of Regulation S-K.

Executive Compensation , page 127

4. We reissue prior comment 10. We note the disclosure in footnote one. The narrative following the table indicates that the grant date fair value equaled the cash retainer fees. However, the dollar amounts disclosed in the narrative following the table are not the same value as that included in the table. For example, you state Dr. Huh's annual retainer was $80,000, but the amount included in the table is $160,000. Please reconcile or advise.

5. We reissue comment 11. Please disclose the specific items of corporate performance that are taken into account in the formula or criteria in determining the non-equity incentive award. See Item 402(o)(5) of Regulation S-K.

Exhibits

6. Please file Exhibits 10.15 and 10.21 in their entirety including the exhibits, schedules and/or attachments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.


Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel, and Mining


cc: Sam Zucker, Esq.
        Sidley Austin LLP